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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                        BALDWIN TECHNOLOGY COMPANY, INC.
                        --------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                              --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   058264-10-2
                                   -----------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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_______________________________________________________________________________
CUSIP NO. 058264-10-2                                 13G

_______________________________________________________________________________
/1/  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  AKIRA HARA
_______________________________________________________________________________
/2/  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                  / / (a)           / / (b)
_______________________________________________________________________________
/3/  SEC USE ONLY

_______________________________________________________________________________
/4/  CITIZENSHIP OR PLACE OF ORGANIZATION
                    JAPANESE
_______________________________________________________________________________
                    NUMBER OF      : /5/  SOLE VOTING POWER
                                   :        1,103,567 (ITEM 4)
                      SHARES       :___________________________________________
                                   : /6/  SHARED VOTING POWER
                  BENEFICIALLY     :        NONE
                                   :___________________________________________
                     OWNED BY      : /7/  SOLE DISPOSITIVE POWER
                                   :        1,103,567  (ITEM 4)
                       EACH        :___________________________________________
                                   : /8/ SHARED DISPOSITIVE POWER
            REPORTING PERSON       :        NONE
___________________________________:___________________________________________
/9/  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,103,567  (ITEM 4)
_______________________________________________________________________________
/10/ CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES*               / /
_______________________________________________________________________________
/11/  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         APPROXIMATELY 7%
_______________________________________________________________________________
/12/  TYPE OF REPORTING PERSON*
         INDIVIDUAL
_______________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a)         NAME OF ISSUER:

                  Baldwin Technology Company, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  65 Rowayton Avenue, Rowayton, CT  06853

ITEM 2(a)         NAME OF PERSON FILING:

                  Akira Hara

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Baldwin Japan Ltd.
                  4-34 Toyo 2-chome
                  Kohtoh-ku, Tokyo 135
                  Japan

ITEM 2(c)         CITIZENSHIP:

                  Japanese

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock

ITEM 2(e)         CUSIP NUMBER:  058264-10-2

ITEM 3. N/A. Person filing this Amendment is not an entity listed in this Item.

ITEM 4.           OWNERSHIP:

                  (a) As of December 31, 1996, Mr. Akira Hara owns 1,103,567 shares of Class A Common Stock, including 747,968 shares owned directly; 260,600 shares which he has a right to receive upon conversion of 260,600 shares of Class B Common Stock; 56,666 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days; and 38,333 shares which he has a right to acquire/receive upon exercise of stock options exercisable within 60 days and conversion of 38,333 shares of Class B Common Stock.

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                  (b)      PERCENT OF CLASS:7%

                  (b) Mr. Akira Hara has sole power to vote, dispose and direct the disposition of all 1,103,567 shares which he beneficially owns.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATION.

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997                       /s/ Akira Hara
                                       ----------------------------------------
                                           Akira Hara


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